Exhibit 99.1

VANCOUVER, British Columbia--(BUSINESS WIRE)-- ElectraMeccanica Vehicles Corp.

(NASDAQ: SOLO) (“ElectraMeccanica” or the “Company”) is pleased to announce the results of the Company’s annual general meeting (the “AGM”) held on July 27, 2022.

At the AGM, the Board of Directors (the “Board”) reviewed and approved its fiscal 2021 results and information circular and proxy statement, which can be accessed on SEDAR (www.sedar.com) and which provides additional detail on the Company, its operations and governance. Highlights include:

•Re-election of Kevin Pavlov, Steven Sanders, Jerry Kroll, Luisa Ingargiola, Joanne Yan, Dave Shemmans, Michael Richardson and William Quigley as Directors of the Company for the ensuing year, continuing with their various appointments across the Audit, Compensation and Nominating and Governance Committees.

•The addition of auto-industry veteran Dietmar Ostermann as a Board Director.

•Appointments of the below individuals as executive officers of the Company:

oKevin Pavlov, President and Chief Executive Officer

oBal Bhullar, Chief Financial Officer

oJoseph Mitchell, Chief Operating Officer

oIsaac Moss, Chief Administrative Officer and Corporate Secretary

oKim Brink, Chief Revenue Officer

•The re-appointment of KPMG LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing year.

Steven Sanders, the Company’s ongoing Chairman, stated: “While the operating environment for any kind of advanced manufacturing has only grown more complex, the Board remains pleased with ElectraMeccanica’s progress as an emerging OEM. Kim Brink and Joseph Mitchell are essential additions to the management team under new CEO Kevin Pavlov, and with the election of Dietmar Ostermann to the Board alongside seasoned auto industry experts Dave Shemmans, Michael Richardson and William Quigley, we now have a slate of executives and Directors with the most automotive and operating experience

ElectraMeccanica has ever had. We look forward to continuing to scale and onshore production by building and selling innovative electric vehicles that serve our unique horizontal market, comprising everyday consumer needs for hyper-efficient, nimble and design-forward electric mobility.”

Dietmar Ostermann recently retired as Senior Partner in PwC’s Automotive Practice advising automotive OEMs, auto suppliers, dealers, auto aftermarket parts manufacturers and service chains. Dietmar served as PwC's US Automotive Advisory Leader based in Detroit. In this role, Dietmar coordinated PwC’s US auto Consulting and Deals activities, while also serving select OEM and supplier clients. Dietmar lead PwC’s Global Auto Advisory Practice for 5 years before focusing on North America in 2017. Ostermann ran A.T. Kearney from 2000 to 2003 having previously held the roles of Managing Director Germany, and prior to that US Auto Practice Leader. Dietmar Ostermann began his automotive career at BMW in manufacturing engineering and logistics.

The Board would like to thank the shareholders for their ongoing support.

About ElectraMeccanica Vehicles Corp.

ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. Depending on driving conditions, temperature and climate controls, the SOLO has a range of up to 100 miles and a top speed of up to 80 mph. The SOLO also features front and rear crumple zones, side impact protection, roll bar, torque-limiting control as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system. It blends a modern look with safety features at an accessible price point of $18,500 (MSRP) for the consumer model and $24,500 (MSRP) for the delivery-oriented SOLO Cargo model, which features an expanded cargo box to accommodate a wide variety of fleet and commercial applications. The SOLO is currently available for order here. For more information, please visitwww.electrameccanica.com.

Safe Harbor Statements

Except for the statements of historical fact contained herein, the information presented in this news release constitutes “forward-looking statements” as such term is used in applicable United States and Canadian securities laws. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”,

“plans”, “may”, “will”, or their negatives or other comparable words) are not statements of historical fact and should be viewed as “forward-looking statements”. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the prices of other electric vehicles, costs associated with manufacturing vehicles, the availability of capital to fund business plans and the resulting dilution caused by the raising of capital through the sale of shares, changes in the electric vehicle market, changes in government regulation, developments in alternative technologies, inexperience in servicing electric vehicles, labour disputes and other risks of the electric vehicle industry including, without limitation, those associated with the delays in obtaining governmental approvals and/or certifications. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forwardlooking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable law. Such forwardlooking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the United States Securities and Exchange Commission (the “SEC”) (available at www.sec.gov) and with Canadian securities administrators (available at www.sedar.com). Although the Company believes that the beliefs, plans, expectations and intentions contained in this news release are reasonable, there can be no assurance those beliefs, plans, expectations or intentions will prove to be accurate. Investors should consider all of the information set forth herein and should also refer to the risk factors disclosed in the Company’s periodic reports filed from time-to-time with the SEC. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

View source version on businesswire.com:

https://www.businesswire.com/news/home/20220801005617/en/

Investor Relations Contact

Robbie Goffin, Sinter

robbie@sintercompany.com

Public Relations Contact

John Franklin, Sinter

john@sintercompany.com

Source: ElectraMeccanica Vehicles Corp.